Room 4561

	November 21, 2005

Mr. Thomas J. Stallings
Chief Executive Officer
Internet Commerce Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

Re:	Internet Commerce Corporation
	Preliminary Proxy Statement on Schedule 14A filed November
14,
2005
	File No. 0-24996

Dear Mr. Stallings:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 4

1. We note your statement that your bylaws provide for a maximum of
10 directors. It appears, however, that the board of directors currently consists of only seven directors. If so, please clarify your disclosure to indicate so. Otherwise, please explain to us why additional nominees have not been named to fill the remaining vacancies on your board of directors. We further note your statement in the first paragraph on page 5 suggesting that stockholders are electing four directors, but that your prior disclosure appears to only discuss the nomination of three directors. Please clarify.

Form 10-K for the year ended July 31, 2005

2. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of ensuring that material information and other information requiring disclosure is identified and communicated on a timely basis. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please advise us as of July 31, 2005 whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective and whether you will consider this comment with respect to preparing reports.

3. We note your disclosure that there "were no significant changes in
[y]our internal controls or in other factors that could
significantly
affect these controls subsequent to the date of their evaluation." Please note that Item 308 of Regulation S-K requires the disclosure of "any" change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the quarter ended July 31,
2005
and whether you will consider this comment with respect to preparing reports.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Larry W. Shackelford, Esq.
	Morris, Manning & Martin, LLP
	3343 Peachtree Road
	1600 Atlanta Financial Center
	Atlanta, Georgia 30326
	Telephone: (404) 233-7000
	Facsimile:  (404) 365-9532